Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON WEDNESDAY, 27 MAY 20151

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3                                          of                                          (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4                                          of                                          as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Wednesday, 27 May 2015 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the Report of the Board of Directors of the Company for the year 2014.
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2014.
3	To consider and approve the Audited Financial Statements of the Company for the year 2014.
4	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2014 in the amount and in the manner recommended by the Board of Directors.
5	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2015.
6	To consider and approve the appointment of KPMG Huazhen and KPMG, as the domestic and international auditors of the Company, respectively, for the year 2015 and to authorise the Board of Directors to determine their remuneration.
7	To consider and approve the election of Mr. Zhao Zhengzhang as Director of the Company.
8	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.
9	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to determine and handle the issue of debt financing instruments of the Company with the outstanding balance amount of up to RMB150 billion, upon such terms and conditions to be determined by the Board of Directors.

Date 2015	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2014, which is expected to be despatched to shareholders on or before 30 April 2015, before appointing the proxy. The annual report for the year 2014 will include the Report of the Board of Directors for the year 2014, the Report of the Supervisory Committee for the year 2014 and the Audited Financial Statements of the Company for the year 2014 for review by the shareholders.
2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.
3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
4.	If any proxy other than the Chairman of the Meeting is preferred, please delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, 183 Queen’s Road East, Hong Kong within the same period.